Exhibit 99.1

Bogotá, April 1, 2014

AVIANCA HOLDINGS S.A. SUCCESSFULLY PRICED A $250

MILLION INTERNATIONAL BOND DUE 2020

•	Avianca Holdings S.A., together with its subsidiary companies Grupo Taca Holdings Limited and Avianca Leasing, LLC, as co-issuers, successfully reopened its international bond and priced a US$250 million bond offering in the international capital markets.

•	The offering was oversubscribed by more than 3.5 times, achieving a Yield to Maturity of 7.44%

April 1, 2014 – Avianca Holdings S.A., together with its subsidiary companies Grupo Taca Holdings S.A. and Avianca Leasing, LLC, as co-issuers, successfully priced a reopening of its international bond due 2020. The 2020 bond, which was first issued on May 10, 2013 at an 8.375% coupon rate, has improved by about 80 basis points to date. In accordance with this positive trend, as well as the affirmation of S&P’s and Fitch’s encouraging Bond Rating of B+, the Company decided to retap the international bond market.

Avianca Holdings S.A. priced US$250 million reopening of its 2020 bonds at a 7.44% yield to maturity in an offering that was oversubscribed by more than 3.5 times. Settlement is scheduled to occur on April 8, 2014, and the proceeds of this issuance will be allocated primarily to fleet financing and other general corporate purposes.

About Avianca Holdings S.A. Avianca Holdings S.A (NYSE: AVH, BVC:PFAVTA) is an investment firm that serves as an instrument for the execution of the shareholders agreement which resulted in the integration process known as AviancaTaca and acts as the controlling company for the integrated operation of various airlines that operate both domestically and internationally: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A., incorporated in Colombia, Aerolíneas Galápagos S.A. Aerogal, incorporated in Ecuador, and the companies that make up the TACA Group: TACA Internacional Airlines S.A., incorporated in El Salvador, Líneas Aéreas Costarricenses S.A., LACSA, incorporated in Costa Rica, Transmerican Airlines S.A. TACA Peru, incorporated in Peru, Servicios Aéreos Nacionales S.A. SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua and Isleña de Inversiones S.A. de C.V. ISLEÑA, incorporated in Honduras.

Press Information:

Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Tel: (57+1) - 587 77 00 ext. 2246	Tel: (50+2) 2279-5700 (502) 2279-5600
E-mail: gilma.usuga@aviancataca.com; janeth.benitez@aviancataca.com	claudia.arenas@aviancataca.com